Exhibit 99.3

Ryde Reports First Half 2024 Results, Positions for Accelerate Growth

SINGAPORE, October 23, 2024 – Ryde Group Ltd (NYSE American: RYDE) (“Ryde” or the “Company”), a leading technology platform for mobility and quick commerce headquartered in Singapore, today announced the financial results for the six months ended June 30, 2024 (“1H 2024”).

Key Financial Highlights for First Half 2024:

●	Revenue: The Company reported revenue of S$4.4 million (US$3.2 million), down from S$5.2 million (US$3.9 million) in 1H 2023. While the transition to the 0% commission model in January 2024 resulted in a temporary decline in revenue, we are confident that this strategic decision will drive significant long-term growth by attracting more drivers. This revenue structure was introduced to boost driver-partners satisfaction and attract more driver-partners to the platform, positioning the Company for long-term sustainable growth despite the temporary impact on revenue 1H2024.

●	Adjusted EBITDA: The Company saw its adjusted EBITDA improve by 20%, the adjusted EBITDA deficit narrowed to S$1.6 million (US$1.2 million) in 1H2024. This improvement reflects Ryde’s ongoing efforts to optimise operational efficiency, achieved through a strategic reduction in driver-partner incentives and rider-related costs. These measures have contributed to a leaner cost structure, setting the company on a path towards profitability while continuing to create value for both driver-partners and riders.

First Half 2024 Milestones:

Ryde achieved several significant milestones in the first half of 2024, including:

●	NYSE American listing: In March 2024, becoming the first Singapore-based ride-hailing start-up to list on the NYSE American.

●	AI-powered app redesign: In May 2024, we made significant improvements to enhance user interface by focusing on current design trends, language, and the use of AI with a more intuitive navigation experience for the riders.

●	Dual listing on the Frankfurt (FSE) and Stuttgart (XSTU) Stock Exchanges under the symbol D0S: In June 2024, we successfully completed our secondary listing on the FSE and XSTU Stock Exchanges, strategically expanding our investor base and making our unique value proposition more accessible to the European markets.

●	Healthcare Partnership: In June 2024, we partnered with a leading Singapore telehealth provider to offer affordable healthcare services to driver-partners and their families, demonstrating Ryde’s commitment to driver well-being.

“The first half of 2024 was a period of strategic investment and transformation for Ryde,” said Terence Zou, Ryde’s Founder and Chief Executive Officer. “We have established a solid operational base by improving our adjusted EBITDA by 20% in 1H2024. Our 0% commission model and continued focus on building a fairer platform for all will create a sustainable competitive advantage and position us for accelerated growth.”

“Our fundamentals are strong and we are confident in our ability to continue growing and delivering value to our shareholders,” Mr. Zou concluded.

About Ryde Group Ltd

Ryde is a super mobility app founded in Singapore and recognised as the world’s FIRST on-demand carpooling app since 2014. As a publicly listed company on the NYSE, Ryde is reimagining the way people and goods move around by offering a full suite of services, including carpooling, private hire, taxi, and delivery. What distinguishes Ryde is its commitment to empowering private-hire and taxi partners by taking 0% commission, ensuring that drivers retain more of their hard-earned earnings. For more information, please visit https://rydesharing.com/.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Contacts

For Media Relations:
Media Team
Ryde Group Ltd
Email: media@rydesharing.com

For Investor Relations:
Investor Relations Team
Ryde Group Ltd
Email: investor@rydesharing.com

Skyline Corporate Communications Group, LLC
Email: info@skylineccg.com

Non-US GAAP Financial Measures

This document include references to non-US GAAP financial measures. Ryde uses these non-US GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Ryde’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. However, there are a number of limitations related to the use of non-US GAAP financial measures, and as such, the presentation of these non-US GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with US GAAP. In addition, these non-US GAAP financial measures may differ from non-US GAAP financial measures with comparable names used by other companies. See below for additional explanations about the non-US GAAP financial measures, including their definitions and a reconciliation of these measures to the most directly comparable US GAAP financial measures.

Explanation of non-IFRS financial measures:

Adjusted EBITDA is a non-US GAAP financial measure calculated as net loss adjusted to exclude: (a) finance cost, (b) income tax expenses, (c) depreciation and amortization, (d) share-based compensation, (e) impairment loss on goodwill, and (f) share listing and associated expenses.

Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with US GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable US GAAP measure see the section titled “Reconciliation of Non-IFRS Financial Measures”.

Reconciliation of Non-IFRS Financial Measures

To supplement our financial information, we use the following non-US GAAP financial measures: Adjusted EBITDA. However, the definitions of our non-US GAAP financial measures may be different from those used by other companies, and therefore, may not be comparable. Furthermore, these non-US GAAP financial measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated financial statements that are necessary to run our business. Thus, these non-US GAAP financial measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with US GAAP. We compensate for these limitations by providing a reconciliation of these non-US GAAP financial measures to the related US GAAP financial measures. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view these non-IFRS financial measures in conjunction with their respective related US GAAP financial measures.

The following tables provide reconciliations of Adjusted EBITDA.

	For the six months ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Net loss	(3,999)	(13,542)	(9,992)
Depreciation and amortization expenses	181	247	182
Finance costs	52	75	55
Impairment of goodwill	664	-	-
Share listing and associated expenses	1,063	1,809	1,335
Share-based compensation	-	9,807	7,237
Adjusted EBITDA	(2,039)	(1,604)	(1,183)

Unaudited Summary of Financial Results

Condensed Consolidated Statement of Operations and Comprehensive Loss

	For six months ended June 30,
	2023	2024	2024
	S$’000	S$’000	US$’000

Revenue	5,232	4,376	3,229

Drivers and riders cost and related expenses	(3,669)	(1,975)	(1,457)
Total expenses, net	(4,898)	(6,136)	(4,527)
Operational loss	(3,335)	(3,735)	(2,755)
Impairment of goodwill	(664)	-	-
Share-based compensation	-	(9,807)	(7,237)
Loss before income taxes	(3,999)	(13,542)	(9,992)
Income tax expense	-	-	-
Net loss	(3,999)	(13,542)	(9,992)
Other comprehensive loss
Foreign currency translation adjustment	-	37	27
Total other comprehensive loss	(3,999)	(13,505)	(9,965)
Less: Comprehensive loss attributable to non-controlling interest	(30)	(12)	(9)
Comprehensive loss attributable to Ryde Group Ltd	(3,969)	(13,493)	(9,956)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.34)	(0.81)	(0.60)

Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted (‘000)	11,702	16,577	16,577

Condensed Consolidated Balance Sheet

	December 31, 2023	June 30, 2024	June 30, 2024
	S$’000	S$’000	US$’000
Assets
Current assets	4,463	7,284	5,375
Non-current assets	734	750	554
Total assets	5,197	8,034	5,929

Liabilities and shareholders’ equity
Liabilities
Current liabilities	12,587	4,882	3,602
Non-current liabilities	32	32	24
Non-current liabilities	12,619	4,914	3,626
Shareholders’ equity	(7,422)	3,120	2,303
Total liabilities and shareholders’ equity	5,197	8,034	5,929